May 28, 2019

Donald Steinberg
Chief Executive Officer
Marijuana Co of America, Inc.
1340 West Valley Parkway, Suite 205
Escondido, California 92029

       Re: Marijuana Co of America, Inc.
           Form 10-K for period ended December 31, 2018
           Filed April 15, 2019
           Form 10-Q for the period ended March 31, 2019
           Filed May 20, 2019
           File No. 000-27039

Dear Mr. Steinberg:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for period ended December 31, 2018 filed April 15, 2019

Business
Consulting Services, page 5

1. We note your revisions in amendment 2 to your Form S-1 to clarify that you have not yet offered any bookkeeping or property management services to date. Revise your
      disclosures throughout your Form 10-K to correct your descriptions of the status of those activities.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
22

2. It appears you have removed most of your disclosure about your Bougainville and Gate
      C joint ventures in your Form 10-K. Given that your MD&A is required to address all the
 Donald Steinberg
FirstName Co of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany NameMarijuana Co of America, Inc.
May 28, 2019
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         periods for which financial statements are presented and your activities related to these joint ventures significantly affected your results of operations and cash flows in those periods, revise to more clearly address the activities related to your joint ventures with Bougainville and Gate C, balanced with appropriate disclosure to clearly explain the current status of these joint ventures. Clearly quantify the amounts invested and impairments taken.
Results of Operations, page 22

3. Revise to provide a tabular breakdown of the amounts included in your Selling, General and Administrative expenses, and more clearly explain the fluctuations during the periods presented.
Revenue, page 22

4. Please address the following regarding your reported 89.4% increase in annual revenue of
         $225,305 to $252,135 at December 31, 2018 pursuant to Item 303(a)(3)(iii) of Regulation
         S-K:
           Please revise your brief discussion to provide a quantified narrative explaining the extent to which this increase is the result of price increases versus volume increases.
           You disclose on page 42 that you have introduced several new products. Clearly identify the nature of the new products and the amount of revenue produced by the new products.
5.       Please address the following:
           Tell us and revise your MD&A to more clearly identify the nature of the revenues labeled "Related Party Sales" on page 23.
           Revise your related party disclosures to identify the recipient of the services.
           To the extent these revenues are derived from services rendered rather than product sales, separately report the cost of these revenues from your cost of product sales.
Liquidity and Capital Resources, page 24

6. Please revise to address the following regarding the material definitive agreement signed with Natural Plant Extract of California, Inc. effective April 15, 2019 as disclosed on page
         F-24:
           Given the significance of the $2 million in cash and $1 million worth of your restricted common stock you committed to convey to Natural Plant Extract within 90 days of
            April 15, 2019 to your available liquidity, revise to describe the expected material impact to your capital resources, and disclose your anticipated source of funding to fulfill such commitment. The discussion should include cash, equity, and any other resources impacted. Refer to Item 303(a)(2) of Regulation S-K. Revise the "one million shares of our restricted common stock"
currently disclosed
            throughout this filing, to reconcile with the language in the Stock Purchase
 Donald Steinberg
Marijuana Co of America, Inc.
May 28, 2019
Page 3
             Agreement in Exhibit 10.2 to Form 8-K dated April 15th and filed April 17, 2019 that the "Purchaser agreed to issue to Seller one million dollars worth of Purchasers'
             unregistered and restricted common stock."
             Revise the "March 15, 2019" currently disclosed in this filing, to reconcile the inconsistency with the terms "effective on April 15, 2019" in the agreement in the aforementioned Form 8-K.
             Revise to disclose a timeline of your activities and discussions conducted with the owners and management of Natural Plant Extract that culminated in the material definitive agreement.
Investing Activities, page 25

7. You disclose on page 24 that none of your investments in MoneyTrac, Conveniant Hemp
         Mart, and the joint ventures with Global Hemp Group have produced revenue, and most have been fully impaired with a significant impact to your liquidity and results of operations. Please revise to address the following:
           Please revise to include all of your investments, including Bougainville and Gate C.
           Further revise to disclose this known trend and uncertainty regarding these critical estimates, specifically quantifying the amount impairment for each of your investments entered into during 2017 and 2018.
Item 9A. Controls and Procedures, page 30

8.       Regarding your conclusion that your disclosure controls and procedures
(DCP) were
         effective, please revise to address the following:
           Please tell us how you were able to conclude that your DCP were effective considering the fact that you did not file all your periodic reports in a timely manner. DCP should be designed to ensure that information disclosed in your reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the periods specified in the SEC's rules.
           Further revise your DCP conclusion based on the other comments in this letter as necessary.
9. Please revise your disclosure to provide management's annual report on internal control over financial reporting. Refer to Regulation S-K, Item 308.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 33
FirstName LastNameDonald Steinberg
10. Please revise to provide the beneficial ownership of Robert L. Hymers III or tell us
Comapany NameMarijuana is not required. Refer to Item 403(b) and Item 402(a)(3) of why the information Co of America, Inc.
       Regulation S-K.
May 28, 2019 Page 3
FirstName LastName
 Donald Steinberg
FirstName Co of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany NameMarijuana Co of America, Inc.
May 28, 2019
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Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

11. The audit report accompanying your financial statements omits the opinion sentence, and therefore, does not meet the requirements of Rule 2.02 of Regulation S-X. Please address the following:
           As previously requested, please ensure that your auditors provide reports that are fully compliant with PCAOB AS 3101, including the actual opinion sentence of the report.
           Revise to ensure that the auditor's city and state reflected in both this audit report and the auditor's consent in exhibit 23 are consistent.
Note 1 - Significant Accounting Policies
Stock Based Compensation, page F-7

12.      Please address the following:
           As previously requested in comment #6 issued in our February 22, 2019 letter, revise to specifically clarify whether you used the trading price of your stock in determining the fair value of your options via the Binomial Option Pricing Model and whether any adjustments were made to the trading price in determining the fair value of the award.
            If adjustments were made to the trading price, disclose the reasons for and nature of the adjustments, and tell us the amount of such adjustments.
           To the extent you used the fair value of services rendered in lieu of the share-based payments, disclose the extent this occurred, and tell us the amounts and reasons this occurred.
13. You disclose on page F-7 that there were no stock options outstanding as of December 31,
         2018. However, elsewhere in your documents you disclose that there were options exercisable into one million shares outstanding as of December 31, 2018. Revise to reconcile this apparent inconsistency. If the inconsistency relates to the February 27, 2019 cancellation of Larsen and Steinberg options, revise to more clearly disclose that fact and how the cancellation was accounted for.
Adoption of Accounting Standards, page F-9

14. Your revenue recognition policy on page F-6 continues to be based on the recognition framework of ASC 605. However, elsewhere you disclose that you adopted ASC 606 effective January 1, 2018. Please address the following:
           Revise to provide the required transitional disclosures under ASC 606, including the nature and amount of adjustments upon adoption.
           To the extent you do not believe there were any adjustments upon your adoption of
             ASC 606, disclose that fact and tell us in detail how you arrived at that conclusion.
           Revise your revenue recognition policies throughout your document to reflect your appropriate consideration of the guidance and framework of ASC
606.
 Donald Steinberg
FirstName Co of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany NameMarijuana Co of America, Inc.
May 28, 2019
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Note 4 - Investments, page F-10

15. We note your revision to disclose your quarterly investment activity on page 44 of your amended Form S-1. Revise to provide this rollforward in your Form 10-K. Further as previously requested in comment #4 issued in our February 22, 2019 letter, in light of your significant cash outlays, debt obligations, impairments, losses on equity investments, and gain on cancellation of debt related to your various interests reported in both your
         Investments and Short-term Investments line items, please also revise your investment rollforward to provide a separate tabular rollforward for the related debt line items for each of the periods presented in your next amendment that reconciles to the amounts presented on your Balance Sheet and Statements of Operations.
16.      In addition, revise to disclose the following:
           Separately disclose the activity of your two Global Hemp investments: the New
             Brunswick investment and the Scio, Oregon Investment, or explain how they are related to each other and why they should be combined.
           Clearly label your Global Hemp investments throughout your filings as related party transactions.
           Regarding each of the investments in the Global Hemp Group, explain the following for each investment:
             o the $375,000 loss in the third quarter of 2017 after only a $10,775 investment,
             o the subsequent $364,225 gain in the fourth quarter of 2017 - how it was calculated,
             o the large $986,654 investment in 2018 after a zero balance at December 31, 2017;
                 and
             o   why it was impaired at December 31, 2018;
           Regarding Benihemp, identify the triggers for impairment at December 31, 2018.
           Regarding MoneyTrac, explain why it was moved to short-term and how the unrealized gain was calculated.
           Regarding Bougainville Ventures, Inc., disclose the background of this investment during the periods presented, including the impairments taken, and identify the triggers for those impairment charges.
           Regarding Gate C Research, Inc., disclose the background of this investment during the periods presented, including the impairments taken, and identify the triggers for those impairment charges.
Note 13 - Commitments and Contingencies
Litigation, page F-21

17. We note $1,682,870 of legal contingency expense in 2018 on pages F-3 and 23, and stock issued to settle a legal case on pages F-4 and F-17. Please revise the following:
           Revise this litigation footnote to describe each material case or exposure experienced during the periods presented;
           Revise MD&A to describe this material unusual event; and Donald Steinberg
FirstName Co of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany NameMarijuana Co of America, Inc.
May 28, 2019
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             Revise your critical accounting policies and significant accounting policies to address your accounting for loss contingencies, including how you ensure they are recorded on a timely basis.
Note 15 - Subsequent Events, page F-24

18. We note the Letter of Intent you entered into with Natural Plant Extract of California, Inc.
         on March 18, 2019 on page F-24. Please provide the following:
           It appears the material definitive agreement was effective on April 15, 2019, which is the same as the audit report date. Revise your subsequent events footnote to acknowledge existence and terms of the material definitive agreement.
           Please provide us with your quantified significance tests for this investment for purposes of both Rule 8-03(b) Regulation S-X and ASC 323-10-50-3. Certifications, page E.31

19. We note the certifications filed as Exhibits 31.1 and 31.2, with this 10-K on April 15,
         2019, are missing the introductory language in paragraph 4 referring to internal control over financial reporting. We note that you also omitted the paragraph regarding design of internal control over financial reporting. Accordingly, please file an amendment to your
         Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-
         K.
Form 10-Q for period ended March 31, 2019 filed May 20, 2019

Condensed Consolidated Interim Financial Statements
Statement of Cash Flows, page 7

20. We note your $12,000 impairment of investment in BV joint venture during the three months ended March 31, 2019. Please revise your MD&A to disclose the trigger for this impairment charge, including the timing for this charge after the investment was fully impaired in 2018.
Note 3--Summary of Significant Accounting Policies
Revenue Recognition, page 9

21. Revise your disclosures here to reflect your adoption of ASC 606 as noted in above comment.
Note 3--Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page 12

22. You disclose here that you adopted ASC 842 for leases as of January 1, 2019 using the modified retrospective method. Revise to provide the disclosures required by ASC 842,
 Donald Steinberg
FirstName Co of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany NameMarijuana Co of America, Inc.
May 28, 2019
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         including the transitional guidance depicting the adjustments reflecting the impact of your adoption. To the extent you believe there were no adjustments, provide us with your detailed analysis of the literature as it applies to your current leases that supports your position.
Note 11 - Subsequent Events, page 22

23. Please revise to address the following regarding your definitive material agreement with
         Unicast Equities, LLC entered into on May 1, 2019, and your Letter of Intent with
         Essence Farms, LLC signed on May 14, 2019, on page 22:
           Please revise to disclose the details and timing of any current or future commitments you made under either transaction.
           Please revise to discuss the nature of the Unicast consulting agreement.
           File the documents related to the Essence Farms agreements.

Management's Discussion and Analysis, page 24

24. Revise to provide the investment and joint venture rollforward similar to that provided in your Form S-1 for the periods presented here. Update the rollforward to address the relevant comments, including addition of the debt related to those investments.
Item 4. Controls and Procedures, page 32

25.      Regarding your conclusion that your disclosure controls and procedures
(DCP) were
         effective, please revise to address the following:
           Please tell us how you were able to conclude that your DCP were effective considering the fact that you did not file all your periodic reports in a timely manner. DCP should be designed to ensure that information disclosed in your reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the periods specified in the SEC's rules.
           Further revise your DCP conclusion based on the other comments in this letter as necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Donald Steinberg
Marijuana Co of America, Inc.
May 28, 2019
Page 8

       You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameDonald Steinberg
                                                          Division of
Corporation Finance
Comapany NameMarijuana Co of America, Inc.
                                                          Office of Healthcare
& Insurance
May 28, 2019 Page 8
cc:       Tad Mailander, Esq.
FirstName LastName